BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”) Suite 2020 – 401 West Georgia Street Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

July 19, 2013

Item 3.	News Release

News Release dated July 19, 2013 was disseminated via Marketwire on July 19, 2013.

Item 4.	Summary of Material Change

The Company announced that it closed a private placement financing (the “Financing”) pursuant to which it issued 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of CAD$525,000.

All securities issued in connection with the Financing are subject to a hold period in accordance with applicable Canadian and United States securities laws. Proceeds of the Financing will be used for general working capital requirements.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See attached news release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

July 19, 2013